Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator

GCI 401(k) Plan:

We consent to the use of our report dated June 23, 2020, with respect to the statements of net assets available for benefits of GCI 401(k) Plan as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, the related notes, and the supplemental schedules of Schedule H, line 4a – Schedule of Delinquent Participant Contributions and Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of or for the year ended December 31, 2019, which report appears in the December 31, 2019 annual report on Form 11-K of GCI 401(k) Plan incorporated herein by reference.

/s/ KPMG LLP

Anchorage, Alaska
December 21, 2020